Exhibit 99.2

 First Quarter 2025  Earnings Presentation

 This presentation contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements contained in this presentation other than statements of historical fact, including, without limitation, statements regarding Enlight Renewable Energy's (the "Company") business strategy and plans, capabilities of the Company’s project portfolio and achievement of operational objectives, market opportunity and potential growth, discussions with commercial counterparties and financing sources, pricing trends, progress of Company projects, including anticipated timing of related approvals and project completion, the Company’s future financial results, expected impact from various regulatory developments, including the IRA, Revenue and Income, EBITDA, and Adjusted EBITDA guidance, the expected timing of completion of our ongoing projects, macroeconomic trends, and the Company’s anticipated cash requirements and financing plans, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.   These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; disruptions in trade caused by political, social or economic instability in regions where our components and materials are made; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; exposure to market prices in some of our offtake contracts; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives or benefits for, or regulations mandating the use of, renewable energy; our ability to effectively manage the global expansion of the scale of our business operations; our ability to perform to expectations in our new line of business involving the construction of PV systems for municipalities in Israel; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs and our ability to mitigate their impacts, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with increasingly complex tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel, including the ongoing war in Israel, where our headquarters and some of our wind energy and solar energy projects are located; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and the other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024 filed with the Securities and Exchange Commission (the “SEC”), as may be updated in our other documents filed with or furnished to the SEC.   These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this presentation. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.  Unless otherwise indicated, information contained in this presentation concerning the industry, competitive position and the markets in which the Company operates is based on information from independent industry and research organizations, other third- party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from the Company's internal research, and are based on assumptions made by the Company upon reviewing such data, and the Company's experience in, and knowledge of, such industry and markets, which the Company believes to be reasonable. In addition, projections, assumptions and estimates of the future performance of the industry in which the Company operates, and the Company's future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described above. These and other factors could cause results to differ materially from those expressed in the estimates made by independent parties and by the Company. Industry publications, research, surveys and studies generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this presentation.   Non-IFRS Financial Metrics  This presentation presents Adjusted EBITDA, a non-IFRS financial metric, which is provided as a complement to the results provided in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). A reconciliation between Adjusted EBITDA and Net Income, its most directly comparable IFRS financial measure, is contained in the tables below. The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, forward-looking depreciation and amortization, share based compensation, other income, finance income, finance expenses, share of losses of equity accounted investees and taxes on income. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.  The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company or the proposed offering.  Legal disclaimer

 1 Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income  Continued high year-on-year growth: 39% increase in revenue, 84% in Adjusted EBITDA1, and 316% in net profit   Reaffirming the Company's 2025 guidance ranges: revenues and income of $490-$510m and Adjusted EBITDA1 of $360-$380m, with high resiliency to the impacts of tariffs or economic slowdowns  Shielded from tariff impacts: the Company has no exposure to tariffs on solar panels for projects that will reach COD by the end of 2026, while 80% of the batteries for these projects are purchased from Tesla, with lower tariff exposure than other battery makers   Advancing on financing plans: $1.5bn of financial closing for three U.S. projects in the past four months; sale of a stake in the Sunlight cluster at a $97m pre-tax profit; $245m in bond issuance at low spreads  High growth in revenues and profits; reaffirming 2025 guidance

 Consistent and Continued Growth in Financial Results

 1Q25 vs 1Q24, $m  1Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income  Revenues & income  Adjusted   EBITDA1  Cash flow from operations  Net income  1Q 25  1Q 24  39%  84%  24%  316%  Sale of 44% of the Sunlight cluster contributed $80m  Sale of 44% of the Sunlight cluster contributed $42m  1Q 25  1Q 24  1Q 25  1Q 24  1Q 25  1Q 24  High growth in 1Q25 revenues and profits

 Revenues & income, $m  38%  CAGR  Adjusted EBITDA1 , $m  1Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income  38%  CAGR  47%  CAGR  Cash flow from operations, $m  High and consistent growth rates over time  Revenues and Adjusted EBITDA CAGR nearing 40% in since 2018

 Main assumptions:  Geographical revenues and income distribution: 38% in ILS, 35% in EUR, and 27% in USD   Approximately 90% of production to be sold at fixed prices through hedges or PPA agreements  2025 Guidance  Revenues & Income, $m  510  490  2025 Guidance  Adjusted EBITDA1, $m  380  360  1 Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income.   Reaffirming 2025 guidance  High resiliency to tariffs and economic slowdown scenarios

 1Q25 4% above consensus  Enlight reported Adjusted EBITDA1   Analyst consensus 2  Enlight reported Adjusted EBITDA1 versus consensus2 estimates  $m  1Adjusted EBITDA is a non-IFRS measure. Please see the appendix of this presentation for a reconciliation to Net Income; 2Source: Bloomberg   + $13m  + $5m  + $33m  + $14m  + $8m  2Q24  1Q24  3Q24  4Q24  1Q25  Outperforming consensus estimates for the fifth consecutive quarter

 1 Estimates of the impact of U.S. tariffs on construction costs for U.S. projects currently under construction are based on the following assumptions: the willingness of suppliers to take on a portion of the increase in costs, based in part on current negotiations with them. 2 PPA contracts are currently under negotiation with utilities to adjust for tariff impacts. These estimates and assumptions involve risks and uncertainties, and reflect management’s current expectations based on available information. We cannot guarantee that actual results achieved will reflected these estimates and assumptions.  Panels - No tariff impact1 for projects under construction, production outside of China  Batteries - 80% of requirements for projects under construction purchased from Tesla, a U.S. supplier with high domestic production levels  Cost mitigation  Revenue adjustments  Negotiation for signing PPA price adjustment mechanisms2 reflecting higher construction costs due to tariffs  Other countries  China – delivered equipment with no tariff exposure  China – equipment yet to be delivered  1.7   Billion dollars  Projects under construction: only 8% of costs exposed to China tariffs   Enlight’s procurement strategy creates effective defenses against tariffs

Elevated project returns even in a high tariff scenario

Project returns remain intact even in high tariff scenarios

Data on projects under construction, pre tariff increase[3] ($m)

U.S. projects under construction	FMW	A Projects cost	B Tax benefit value[2]	C=A-B Projects cost, net of tax benefit	Equity required at COD	D First year EBITDA	D/C= EBITDA/ Net capex	Return on equity
Roadrunner, Country Acres and Quail Ranch	1,400	1,700	840	860	115	105	~12%	>15%

Scenarios for new tariff impacts[4] on projects under construction[1] ($m)

The agreements and relationships we have with our supply chain partners allow for a significant distribution of the impact of tariffs

China tariff scenario	Increase in projects cost	Increase in projects cost, net of tax benefit[2]	Increase in required equity at COD	Growth in annual EBITDA	Change in EBITDA/ Net capex	Return on equity
35%	40-50	20-30	0-20	1 ↑	-0.2%	>15%
70%	80-100	40-60	10-30	2 ↑	-0.5%	
145%	170-190	100-120	50-70	5 ↑	-1.0%	

[1] Estimates of the impact of U.S. tariffs on construction costs for U.S. projects currently under construction are based on the following assumptions: tariffs on Chinese imports ranging from 35% to 145%, and 10% on imports from all other countries; the willingness of suppliers to take on a portion of the increase in costs, based in part on current negotiations with them; an increase in the expected revenues and EBITDA of selected projects, based on current negotiations with relevant utilities. These estimates and assumptions involve risks and uncertainties, and reflect management's current expectations based on available information. We cannot guarantee that actual results achieved will reflected these estimates and assumptions. 2 Represents the estimated value of the tax equity investment related to IRA tax credits, and does not represent the full amount projected to be received from the tax equity partner. [3] Includes tariffs announced prior to April 2, 2025. [4] Includes tariffs announced post April 2, 2025.

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 Portfolio review  On the path to $1.4bn in revenues & income by year-end 2027  1 Projection based on 2025 guidance, adding on total revenues and income (sales of electricity and tax benefits) of under construction and pre-construction projects

 1 FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company’s current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5  2025 plan: building 4.7 FGW1 of capacity  Entering into the data center sector, leveraging Enlight's core capabilities. Winning the Ashalim tender in southern Israel for the construction of an integrated data center and solar & storage facility.  Significant growth in the total portfolio  An increase of 3.2 FGW1 during the quarter  ~8.6  Mature phase portfolio  In 2025, the Company will build 1.5x more capacity than the past 15 years  Expanding into a new sector  +3.2  FGW  7.7 FGW operating or under construction in 2025  Reaching 8.6 FGW operating by year-end 2027

 8.6 FGW Components of the Mature Portfolio  Under construction  FGW 1.8   Pre-construction  FGW 3.8   Advanced Development  FGW 7   Development  FGW 17.8  Operational  FGW1 3  1 FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company’s current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5.  Total portfolio  33.4 FGW   The true potential remains unseen

Expansion plan set to triple Enlight's revenues

Timing	Stage	Capacity
	Operational	3 FGW[1]
Commence operations in 2025-26	Under construction	1.8 FGW
Begins construction in the next 12 months	Pre-construction	3.8 FGW
Begins construction in the next 13-24 months	Advanced Development	7 FGW
Begins construction in 2027+	Development	17.8 FGW

$490-$510m
2025 revenues & income guidance

~$305m
Revenues & income

~$615m
Revenues & income

8.6 FGW Components of the Mature Portfolio

Growth in the US Development portfolio due to increased demand for storage

[1] FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company's current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5.

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 1 Projection based on 2025 guidance, adding on total revenues and income (sales of electricity and tax benefits) of under construction and pre-construction projects; 2 The company's revenues from tax benefits are estimated at approximately 20-24% of the total revenue run rate for December 2025; approximately 22-26% of the total revenue run rate for December 2026, and approximately 26-30% of the total revenue run rate for December 2027.  CoBar Complex  Snowflake  Nardo Storage  Roadrunner  Quail Ranch  Gecama Solar  Country Acres  85%  86%  92%   Projected revenues & income run rate1,2    $m  Atrisco  77%  Weighted average of Enlight’s share of revenues and income  Mature  Reaching an annual revenues & income run rate of $1.4bn by 2027  42%  CAGR

 1 Loans granted during the projects’ construction period, including tax equity bridge loans. 2 Included sales of electricity and tax benefits.   $1.5bn financing for projects under construction in the US  1,400 FMW  Country Acres, Quail Ranch, Roadrunner  Total construction cost of approximately $1.7bn  Financial closings totaling approximately $1.5bn1  Attractive interest rate in the range of 5.5%-6.0%  Expected equity required at COD averaging 5-10% of total construction costs  Projects expected to reach COD during 2025-26, and contribute annual revenues and income of $250m2  Issuing bonds and selling a stake in Sunlight  Sunlight transaction  Selling 44% at a $119m valuation  Total capacity of 247 FMW  Consideration of $52m  Pre-tax profit of $97m  Implies a value of $480k per FMW  Issued two new bond series totaling $245m at a six-year duration  Effective interest rate of 5.7%, 1.7% spread above government bonds  Issuing bonds  Achieving $1.8bn in financing during the past four months

Returns on equity remains over 15% even as project size increases


Mature

- Average historic return on operating assets (3 FGW) **is 15%**
- Under construction and pre-construction projects (5.6 FGW) continue to generate high returns before leverage:

~$470m	First year expected EBITDA[1]	=	**11-12%** Unlevered project returns
~$4,100m	Expected net Capex[2]		

After leverage

Expected return on equity of **15%**

[1] Projected results do not include tax benefits. [2] Net construction costs assume receipt of certain ITC and PTC credits under the IRA and are net of the estimated value of these credits. For certain projects, PTC is assumed, based on the project's expected production and a yearly CPI indexation of 2%, discounted by 8% to COD. For other projects ITC is assumed at the relevant ITC rate (ranging from 30% to 50%, depending on energy community and/or domestic content adders). The net cost does not reflect the full tax equity investment, only the estimated value of the tax credits. Projected project costs and returns contain estimates of the impact of U.S. tariffs on construction costs and are based on assumptions that appear on pages 9 and 10 of this presentation.

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 MENA  2.5 FGW of large-scale development of Agro-PV  Entering into the data centers sector, with high synergies to Enlight’s core operations  1 FGW (Factored GW) is a consolidated metric combining generation and storage capacity into a uniform figure based on the ratio of construction costs. The company’s current weighted average construction cost ratio is 3.5 GWh of storage per 1 GW of generation: FGW = GW + GWh / 3.5  Europe  Enlarging BESS portfolio, with growing demand for storage and data centers  1.6 FGW energy storage in development & advanced development in Italy and Poland  USA  Increasing BESS portfolio following growing demand from utilities  “Connect and expand”: 2.9 FGW1 of advanced development projects are continuations of mature ones  A range of growth drivers across different markets

 1 IT Mega watt; 2 McKinsey & Co analyses  The Ashalim tender  Enlight plans to establish a 100 MW1 server farm  The Ashalim area is a renewable energy mega-site in the south of Israel, containing high-voltage grid infrastructure and fiber optic connectivity.   The project will save millions of dollars on the cost of electricity transmission to central Israel and contribute to the development of Israel’s peripheral regions.   The first data center in Israel’s peripheral southern region, following the global trend of relocating data centers away from urban areas  The data center sector is growing and synergetic  Requires broad access to capital  Experience in working with regulatory bodies  High electricity consumption; 60% of a facility’s OPEX  Grid connection is a barrier to entry  Considerable engineering expertise required  20% annual growth in electricity demand until 20302  Entry into the data center sector  Implementing Enlight’s strategy: portfolio diversification, high synergies to core capabilities

 A Business Environment Full of Opportunities

 Source: 1 Ember, IEA; 2 McKinsey, Bloomberg BNEF  Increasing demand for electricity in the U.S.2  2025E  US annual load growth forecast has jumped to 0.9% in 2023, with potential to reach 1.5%  Drivers include AI, new manufacturing and data center facilities  Electricity’s share of total energy consumption is steadily increasing  Soaring global demand for power1  The rate of growth of electricity demand has risen in recent years.   Electricity’s share of total energy consumption is expected to rise from 21% today to 27% by 2030 in a conservative scenario, and to exceed 30% in net-zero emissions scenarios  TWh  Net zero emissions scenario  3.1%  CAGR   2000  2010  2020  2030  2005  2015  2025  Growth in data centers drive increased electricity demand  Continued high demand for electricity reduces tariff impacts

 Renewables critical to meeting future demand  Renewables the only game in town  Renewable power projects represent 95% of new capacity now in queue, with gas at only 3%  Coal plants displaced, while hydro, & nuclear are not built at scale  = renewable energy projects   Sources: Grid Strategies; Lawrence Berkeley National Laboratory, Wood Mackinze 1 Arizona; 2 By selected representative states: PJM - Virginia , CAISO - California, ERCOT - Texas, WECC - Arizona  Solar energy and storage offer the cheapest solution  LCOE - Levelized Cost of Electricity  Attractive renewables production costs in the US  $ / MWh   1Energy LCOE in the U.S. Southwest  2 Regional solar and storage LCOE  Enlight’s main market in the U.S.  Renewables are the solution for the soaring demand for electricity  Load growth rising after decades of decline; renewables dominate project queue

 Appendix

 Construction is underway on projects Country Acres, Roadrunner and Quail Ranch, with a combined capacity of 821 MW and 2,028 MWh. Equipment is arriving and contractors are operating on site.  Financial closing for Country Acres project (403 MW and 688 MWh) totaling $773m  Financial closing for Quail Ranch (128 MW and 400 MWh) totaling $243m  Construction & Financial Closing  Revenue & income 1Q25  Revenue & income 1Q24  % Change  Mature capacity 1Q25  Mature capacity 1Q24  $34.8m  $4.5m  673%  3,790 MW + 6,352 MWh  3,059 MW + 4,052 MWh  Enlight USA

enlight US

U.S. construction and pre-construction projects:

Large capacity and high returns

Enlight US

Country Acres

Location	California
Capacity	403 MW + 688 MWh
Status	Under Construction
First Year[3] Revenues / EBITDA	$61-62m / $45-46m
Unlevered Ratio	**10.0%-10.4%[1,2]**

Snowflake A

Location	Arizona
Capacity	600 MW + 1,900 MWh
Status	Pre-Construction
First Year[3] Revenues / EBITDA	$122-128m / $97-103m
Unlevered Ratio	**10.5%-10.9%[1,2]**



Roadrunner

Location	Arizona
Capacity	290 MW + 940 MWh
Status	Under Construction
First Year[3] Revenues / EBITDA	$52-55m / $41-43m
Unlevered Ratio	**14.3%-14.7%[1,2]**

Quail Ranch

Location	New Mexico
Capacity	128 MW + 400 MWh
Status	Under Construction
First Year[3] Revenues / EBITDA	$22-23m / $17-19m
Unlevered Ratio	**12.4%-12.8%[1,2]**

[1]Net construction costs assume receipt of certain ITC and PTC credits under the IRA and are net of the estimated value of these credits. For certain projects, PTC is assumed, based on the project's expected production and a yearly CPI indexation of 2%, discounted by 8% to COD. For other projects ITC is assumed at the relevant ITC rate (ranging from 30% to 50%, depending on energy community and/or domestic content adders). The net cost does not reflect the full tax equity investment, only the estimated value of the tax credits. Projected project costs and returns contain estimates of the impact of U.S. tariffs on construction costs, and are based on assumptions that appear on pages 9 and 10 of this presentation. [2] Excluding tax benefits

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Enlight Europe & MENA

Revenue & income 1Q25	Revenue & income 1Q24	% Change	Mature capacity 1Q25	Mature capacity 1Q24
$51.4m	$59.2m	*-13%*	1,552 MW + 1,336 MWh	1,553 MW + 680 MWh

Europe

Focus on energy storage

- Construction underway on Gecama hybridization, adding 225 MW solar generation and 220 MWh storage capacity to the existing 329 MW windfarm
- Entry into the Polish storage market by acquiring 3.2 GWh of capacity in development phase ,Adding storage to project Bjorn in Sweden (96 MWh) and Tapolca in Hungary (100 MWh)

Revenue & income 1Q25	Revenue & income 1Q24	% Change	Mature capacity 1Q25	Mature capacity 1Q24
$42.9m	$28.5m	*51%*	769 MW + 1,159 MWh	784 MW + 967 MWh

MENA

Sunlight sale & storage tender

- Selling 44% of the Sunlight cluster at a valuation of $119m, generating a pre-tax profit tax $97m and cash flow of $52m.
- Winning the IEA's first high voltage availability tender, advancing the construction of energy storage facilities with capacity of 1.3-1.9 GWh. Estimated construction cost of $205-245m, with expected average annual revenue of $72-83m and EBITDA of $36-42m. COD is expected by 2028.

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Israel  Location  26 MW + 292 MWh   Capacity   Under Construction / Pre-Construction   Status  $11-13m / $7-9m  First Year Revenues / EBITDA  9.2%-9.5%  Unlevered Ratio  Israel PV / Storage projects  Nardo Storage  Spain  Location  225 MW + 220 MWh  Capacity   Pre-Construction   Status  $38-40m / $31-33m  First Year Revenues / EBITDA  15.9%-16.3%  Unlevered Ratio  Gecama Hybrid  Italy  Location  920 MWh  Capacity   Pre-Construction   Status  $32-34m/ $27-29m  First Year Revenues / EBITDA  18.4%-18.8%  Unlevered Ratio  Enlight Europe & MENA  Europe and MENA: Pre-construction & under construction projects   Continuing to expand presence across Europe and MENA with high return projects

 ($ thousands)        For the three months ended           March 31, 2025     March 31, 2024  Net Income (loss)        101,803     24,485  Depreciation and amortization        33,789     25,604  Share based compensation        1,710     3,117  Finance income         (6,695)     (8,065)  Finance expenses        30,203     19,493  Gains from projects disposals (*)        (54,973)     -  Share of losses of equity accounted investees        1,227     144  Taxes on income        24,651     6,831  Adjusted EBITDA        131,715     71,609  * Profit from revaluation linked to partial sale of asset  Reconciliation between Net Income to Adjusted EBITDA

 Graph, scale  Generation, MW  Storage, MWh  Portfolio definitions  Operational, under construction and pre-construction (expected to start construction within 12 months)  Mature Phase   Projects which are expected to begin construction within 13 to 24 months of the Approval Date  Advanced  Phase  The rest of the projects in development process  Development Phase  Advanced  Phase  Under Construction  Operational  Pre-Construction  Mature Phase   Projects  Development Phase  Total   Portfolio  0-12 months  until start of construction   13-24 months   until start of construction  +  +  +  +  +  +  +  Operational projects sold  1.7 GW still under the company’s operational management  1.7 GW  2,491  6,112  2,545  4,316  1,076  28,396  12,592  49,835  8,847  2,664  9,706  3,357  19,174  1,866  Portfolio snapshot  Note: Portfolio information as of the Approval Date; Projects that are not consolidated in our financial statements are reflected at their proportional share

 73% of total portfolio in the United States  2.9 GW  45% of U.S Development Phase  Development Phase   Advanced Phase  2.9 GW  100% of U.S   Advanced Phase  Mature Phase Projects  3.8 GW  100% of U.S Mature Phase   9.6 GW   System Impact Study Completed  +  +  =  Enlight US  Advanced grid connection status for 10 GW of projects  Transmission infrastructure is the principal constraint for renewable energy today